UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OrthoPediatrics Corp.

(Name of Issuer)

Common Stock, par value $0.00025 per share

(Title of Class of Securities)

68752L100

(CUSIP Number)

December 31, 2018

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68752L100	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Squadron Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,376,764(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,376,764(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,376,764(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 1,340 shares of Common Stock, par value $0.00025 per share (the “Common Stock”), of OrthoPediatrics Corp. (the “Issuer”) which Squadron Capital LLC has the right to acquire pursuant to outstanding options which are immediately exercisable. Reflects the correction of an inadvertent error in the original Schedule 13G filing which overstated the number of shares held by Squadron Capital LLC by 3,017 shares.

(2)

Based on 14,307,520 shares of Common Stock outstanding, as set forth in the Issuer’s Final Prospectus Supplement filed pursuant to Rule 424(b) dated December 7, 2018 and 1,340 shares of Common Stock issuable upon exercise of outstanding options held by Squadron Capital LLC.

CUSIP No. 68752L100	SCHEDULE 13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Squadron Capital Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,376,764(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,376,764(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,376,764(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Includes 1,340 shares of Common Stock, par value $0.00025 per share (the “Common Stock”), of OrthoPediatrics Corp. (the “Issuer”) which Squadron Capital LLC has the right to acquire pursuant to outstanding options which are immediately exercisable. Reflects the correction of an inadvertent error in the original Schedule 13G filing which overstated the number of shares held by Squadron Capital LLC by 3,017 shares.

(2)

Based on 14,307,520 shares of Common Stock outstanding, as set forth in the Issuer’s Final Prospectus Supplement filed pursuant to Rule 424(b) dated December 7, 2018 and 1,340 shares of Common Stock issuable upon exercise of outstanding options held by Squadron Capital LLC.

CUSIP No. 68752L100	SCHEDULE 13G	Page 4 of 11

1.	NAMES OF REPORTING PERSONS Harry B. Rosenberg, not individually, but solely as co-trustee of each of the trusts listed in Item 4 of this Report
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,376,764(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,376,764(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,376,764(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 1,340 shares of Common Stock, par value $0.00025 per share (the “Common Stock”), of OrthoPediatrics Corp. (the “Issuer”) which Squadron Capital LLC has the right to acquire pursuant to outstanding options which are immediately exercisable. Reflects the correction of an inadvertent error in the original Schedule 13G filing which overstated the number of shares held by Squadron Capital LLC by 3,017 shares.

(2)

Based on 14,307,520 shares of Common Stock outstanding, as set forth in the Issuer’s Final Prospectus Supplement filed pursuant to Rule 424(b) dated December 7, 2018 and 1,340 shares of Common Stock issuable upon exercise of outstanding options held by Squadron Capital LLC.

CUSIP No. 68752L100	SCHEDULE 13G	Page 5 of 11

1.	NAMES OF REPORTING PERSONS Charles E. Dobrusin, not individually, but solely as co-trustee of each of the trusts listed in Item 4 of this Report
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,376,764(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,376,764(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,376,764(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.6%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 1,340 shares of Common Stock, par value $0.00025 per share (the “Common Stock”), of OrthoPediatrics Corp. (the “Issuer”) which Squadron Capital LLC has the right to acquire pursuant to outstanding options which are immediately exercisable. Reflects the correction of an inadvertent error in the original Schedule 13G filing which overstated the number of shares held by Squadron Capital LLC by 3,017 shares.

(2)

Based on 14,307,520 shares of Common Stock outstanding, as set forth in the Issuer’s Final Prospectus Supplement filed pursuant to Rule 424(b) dated December 7, 2018 and 1,340 shares of Common Stock issuable upon exercise of outstanding options held by Squadron Capital LLC.

CUSIP No. 68752L100	SCHEDULE 13G	Page 6 of 11

Item 1(a). Name of Issuer:

OrthoPediatrics Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

2850 Frontier Drive

Warsaw, IN 46582

Item 2(a).

Name of Person(s) Filing:

Squadron Capital LLC

Squadron Capital Holdings LLC

Harry B. Rosenberg, not individually, but solely as co-trustee of each of the trusts listed in Item 4 of this Report

Charles E. Dobrusin, not individually, but solely as co-trustee of each of the trusts listed in Item 4 of this Report

Item 2(b).

Address of Principal Business Office, or, if None, Residence:

Squadron Capital LLC

Squadron Capital Holdings LLC

18 Hartford Avenue

PO Box 223

Granby, CT 06035

Harry B. Rosenberg

Charles E. Dobrusin

10 S. Wacker Drive., Suite 4000

Chicago, IL 60606

Item 2(c).

Citizenship:

Squadron Capital LLC is a Delaware limited liability company.

Squadron Capital Holdings LLC is a Delaware limited liability company.

Harry B. Rosenberg is US citizen.

Charles E. Dobrusin is a US citizen.

CUSIP No. 68752L100	SCHEDULE 13G	Page 7 of 11

Item 2(d).

Title of Class of Securities:

Common Stock, par value $0.00025 per share

Item 2(e).

CUSIP Number:

68752L100

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

CUSIP No. 68752L100	SCHEDULE 13G	Page 8 of 11

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Squadron Capital LLC is the record owner of 5,376,764 shares of Common Stock of the Issuer reported in this Schedule 13G, including 1,340 shares of Commons Stock issuable upon exercise of options to purchase shares of Common Stock. Squadron Capital LLC is managed by a management committee, the members of which are David Pelizzon, Jennifer N. Pritzker, Harry Rosenberg and Charles E. Dobrusin. Mr. Pelizzon is a director of the Issuer and owns 13,000 shares of Common Stock and 1,400 restricted shares that Mr. Pelizzon has the ability to vote, but is restricted from transferring until their vesting date. All of the equity of Squadron Capital LLC is owned by Squadron Capital Holdings LLC.

Squadron Capital Holdings LLC is owned by the following trusts:

JNP Parachute Mirror Trust L – Harry B. Rosenberg and Charles E. Dobrusin, Trustees;

F.L.P. Trust #15M2 – Harry B. Rosenberg and Charles E. Dobrusin, Trustees;

JNP 2010 – P.G. Trust – Harry B. Rosenberg and Charles E. Dobrusin, Trustees; and

F.L.P. #15 M2 Parachute Trust – Harry B. Rosenberg and Charles E. Dobrusin, Trustees

As trustees of the trusts listed above, Mr. Rosenberg and Mr. Dobrusin may be deemed beneficial owners of the shares held by Squadron Capital LLC insofar as they may be deemed to share the power to direct the voting or disposition of such shares. Neither the filing of this Schedule 13G, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any such individuals is, the beneficial owner of such securities, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Squadron Capital LLC is the record owner of 5,376,764 shares of the Issuer reported in this Schedule 13G, including 1,340 shares of Common Stock issuable upon exercise of options to purchase shares of Common Stock. All of the equity of Squadron Capital LLC is owned by Squadron Capital Holdings LLC.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 68752L100	SCHEDULE 13G	Page 9 of 11

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits

99.1	Joint Filing Agreement among Squadron Capital LLC, Squadron Capital Holdings LLC, Harry B. Rosenberg, not individually, but solely in his capacity as co-Trustee of the trusts identified in Item 4 of the Report and Charles E. Dobrusin, not individually, but solely in his capacity as co-Trustee of the trusts identified in Item 4 of the Report.

CUSIP No. 68752L100	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019	Squadron Capital LLC

	By:	/s/ David R. Pelizzon
Name: David R. Pelizzon
Title: President

Date: February 11, 2019	Squadron Capital Holdings LLC

	By:	/s/ Charles E. Dobrusin
Name: Charles E. Dobrusin
Title: Co-Manager

Date: February 11, 2019	Harry B. Rosenberg, not individually, but solely in his capacity as co-Trustee of the trusts identified in Item 4 of this Report

/s/ Harry B. Rosenberg

Date: February 11, 2019	Charles E. Dobrusin, not individually, but solely in his capacity as co-Trustee of the trusts identified in Item 4 of this Report

/s/ Charles E. Dobrusin

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the foregoing Statement on Schedule 13G with respect to the common shares of OrthoPediatrics Corp. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall constitute one and the same instrument.

Date: February 11, 2019	Squadron Capital LLC

	By:	/s/ David R. Pelizzon
Name: David R. Pelizzon
Title: President

Date: February 11, 2019	Squadron Capital Holdings LLC

	By:	/s/ Charles E. Dobrusin
Name: Charles E. Dobrusin
Title: Co-Manager

Date: February 11, 2019	Harry B. Rosenberg, not individually, but solely as his capacity as co-Trustee of the trusts identified in Item 4 of the Report

/s/ Harry B. Rosenberg

Date: February 11, 2019	Charles E. Dobrusin, not individually, but solely as his capacity as co-Trustee of the trusts identified in Item 4 of the Report

/s/ Charles E. Dobrusin